Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces Closing of
Previously Announced Rights Offering

Calgary, Alberta, Canada – June 4, 2009
(Canadian dollars)

Precision Drilling Trust ("Precision" or the "Trust") announces the successful closing of its previously announced rights offering (the "Rights Offering").  The maximum number of units available under the Rights Offering were issued for gross proceeds to Precision of approximately $103.3 million.  The Trust issued 34,441,950 trust units under the offering.

The allocation of unexercised rights is being tabulated by the Trust’s transfer agent and individual investors who subscribed for additional units will be advised by the transfer agent, or through their brokerage agent as applicable, once completed in about 5 days.

The proceeds of the Rights Offering will be used to repay the remaining balance owed on Precision Drilling Corporation's ("PDC") unsecured credit facility, to reduce PDC's secured credit facility and for general corporate purposes.

ABOUT PRECISION

The Trust is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

The Trust is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251